UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (issuer))

5 1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5 1/2% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013 and Amendment No. 2 to the Schedule TO (together with Amendment No. 1, the “Amendments”) filed with the SEC on July 26, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase any and all of Alliance One’s $115,000,000 aggregate principal amount of outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2013 (as amended and supplemented by the Amendments, the “Original Offer to Purchase”), and the related Letter of Transmittal (the “Original Letter of Transmittal”), copies of which are filed as exhibits to the Original Schedule TO.

On July 30, 2013, Alliance One issued a press release amending the Offer to reduce the maximum aggregate principal amount of Convertible Notes that Alliance One is offering to purchase up to $30.0 million and to amend the “Financing Condition” (as originally defined in the Original Offer to Purchase) to be the completion by Alliance One on August 1, 2013, which is prior to the Expiration Time, of the issuance and sale of $735 million in aggregate principal amount of its 9.875% Senior Secured Second Lien Notes due 2021 (the “Second Lien Notes”). Alliance One will promptly disseminate to the holders of the Convertible Notes an Amended Offer to Purchase (the “Offer to Purchase”) and an Amended Letter of Transmittal (the “Letter of Transmittal”). If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, Alliance One will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million (with appropriate adjustment to avoid purchases of Convertible Notes in principal amounts other than integral multiples of $1,000). The Company’s offer of Second Lien Notes priced on July 26, 2013 and is expected to close on August 1, 2013. The Offer to Purchase and the Letter of Transmittal amend and supersede the Original Offer to Purchase and the Original Letter of Transmittal, respectively. The July 30, 2013 press release, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(iv), (a)(1)(v) and (a)(1)(vi), respectively.

Except as otherwise indicated herein, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase. Only those items amended are reported in this Amendment No. 3.

Item 1	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2	Subject Company Information.

(c) Trading Market and Price. The information set forth under “Market Information about the Convertible Notes and our Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 4	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet — The Convertible Notes” is incorporated herein by reference.

(ii) The information in the Offer to Purchase in the section entitled “The Offer — Purchase Price; Accrued Interest” is incorporated herein by reference.

(iii) The information in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) — (vii) The information set forth in the Offer to Purchase in the section entitled “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the section entitled “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix) The information set forth in the Offer to Purchase in the sections entitled “The Offer — Proration” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(x) The information set forth in the Offer to Purchase in the section entitled “Additional Considerations Concerning the Offer — Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer” is incorporated herein by reference.

(xi) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Accounting Treatment of the Purchase of Convertible Notes in the Offer” is incorporated herein by reference.

(xii) The information set forth in the Offer to Purchase in the section entitled “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Alliance One has entered into that certain Indenture dated as of July 2, 2009 among Alliance One, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, with respect to the Convertible Notes (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One (SEC File No. 1-3684)). Alliance One has entered into that certain Purchase Agreement dated as of July 26, 2013 among Alliance One and the initial purchasers, with respect to Alliance One’s offering of the Second Lien Notes. The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 6	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Plans” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Plans” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase in the sections entitled “The Offer — Purpose of the Transaction; Plans” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 7	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 8	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership and Transactions” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership and Transactions” is incorporated herein by reference.

Item 9	Persons/Assets, Retained, Employed Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 10	Financial Statements.

(a) Financial Information.

(1) The information set forth in the Offer to Purchase in the section entitled “Summary Historical Financial Information” is incorporated herein by reference. The information set forth in “Part II, Item 8, Financial Statements and Supplementary Data” of Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 is incorporated herein by reference. For information on how to inspect and obtain copies of Alliance One’s Securities and Exchange Commission filings, including such Annual Report on Form 10-K, see the information set forth in the Offer to Purchase in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference”.

(2) Not Applicable.

(3) The information set forth in the Offer to Purchase in the section entitled “Summary Historical Financial Information” is incorporated herein by reference.

(4) The information set forth in the Offer to Purchase in the section entitled “Summary Historical Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. To be included in a supplement to be promptly disseminated to Holders of the Convertible Notes in accordance with Rule 13e-4(e) and filed as an exhibit to an amendment to the Original Schedule TO. The Company currently intends to file such supplemental pro forma financial information on or before August 2, 2013, which is more than 10 business days prior to the Expiration Date.

Item 11	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12	Exhibits.

Exhibits filed as a part of this Amendment No. 3 are listed below.

Exhibit Number	Description

(a)(1)(v)	Amended Offer to Purchase, dated July 30, 2013.

(a)(1)(vi)	Form of Amended Letter of Transmittal.

(a)(1)(vii)	Form of Letter to DTC Participants.

(a)(1)(viii)	Form of Letter to Clients.

(a)(5)(iv)	Press Release dated July 30, 2013.

Item 13	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
	Name:	Robert A. Sheets
	Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: July 30, 2013

EXHIBIT INDEX

Exhibits filed as a part of this Amendment No. 3 are listed below.

Exhibit Number	Description

(a)(1)(v)	Amended Offer to Purchase, dated July 30, 2013.

(a)(1)(vi)	Form of Amended Letter of Transmittal.

(a)(1)(vii)	Form of Letter to DTC Participants.

(a)(1)(viii)	Form of Letter to Clients.

(a)(5)(iv)	Press Release dated July 30, 2013.